SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amber Road, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

02318Y108

(CUSIP Number)

Chicago Merger Sub, Inc.

Eagle Parent Holdings, LLC

c/o Laura Fese

E2open, LLC

9600 Great Hills Trail, Suite 300E

Austin, Texas 78759

(866) 432-6736

With a copy to:

Morgan D. Elwyn

Robert A. Rizzo

Claire E. James

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Eagle Parent Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER (see Item 5) 6,069,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Chicago Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS E2open, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (see Item 5) 6,069,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS E2open Intermediate, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (see Item 5) 6,069,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners X, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) X, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners X (Co-Investors), L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) X, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Associates X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Associates X, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02318Y108

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,211 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,211 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,211 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (see Item 5) (based on 28,438,574 shares of Common Stock outstanding as of May 10, 2019)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Amber Road, Inc., a Delaware corporation (“Amber Road”), whose principal executive offices are located at 1 Meadowlands Plaza, East Rutherford, NJ 07073

Item 2.	Identity and Background.

(a)

This Statement is being filed jointly on behalf of (i) Chicago Merger Sub, Inc., a Delaware corporation (“Purchaser”), (ii) E2open, LLC, a Delaware limited liability company (“E2open”), (iii) E2open Intermediate, LLC, a Delaware limited liability company (“E2open Intermediate”), (iv) Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), (v) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership (“IVP IX”), (vi) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP IX Co-Invest”), (vii) Insight Venture Partners (Delaware) IX, L.P. (“IVP IX Delaware”) (viii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP IX Cayman” and together with IVP IX and IVP IX Co-Invest, the “Insight IX Funds”), (ix) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“IVP X”) (x) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership (“IVP X Cayman”), (xi) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership (“IVP X Delaware”), (xii) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP X Co-Invest” and together with IVP X, IVP X Cayman, and IVP X Delaware, the “Insight X Funds”) (xiii) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“IVP GBCF”), (xiv) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership (“IVP GBCF B”), (xv) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership (“IVP GBCF Delaware”), (xvi) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership (“IVP GBCF Cayman” and together with IVP GBCF, IVP GBCF B, and IVP Delaware, the “Insight GBCF Funds”), (xvii) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership (“IVA IX”), (xviii) Insight Venture Associates X, L.P., a Cayman Islands exempted limited partnership (“IVA X”) (xix) Insight Venture Associates Growth-Buyout Coinvestment, L.P., a Cayman Islands exempted limited partnership (“IVA GBCF”) (xx) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company (“IVA Ltd. IX”), (xxi) Insight Venture Associates X, Ltd., a Cayman Islands exempted company (“IVA Ltd. X”), (xxii) Insight Venture Associates Growth-Buyout Coinvestment, Ltd., a Cayman Islands exempted company (“IVA Ltd. GBCF”) (xxiii) and Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings” and together with Purchaser, E2open, E2open Intermediate, Parent, the Insight IX Funds, the Insight X Funds, the Insight GBCF Funds, IVA IX, IVA X, IVA GBCF, IVA Ltd. IX, IVP Ltd. X, and IVP Ltd. GBCF, the “Reporting Persons”). The general partner of each of the Insight IX Funds is IVA IX, whose general partner is IVA Ltd. IX. The general partner of each of the Insight X Funds is IVA X, whose general partner is IVA Ltd. X. The general partner of each of the Insight GBCF Funds is IVA GBCF, whose general partner is IVA Ltd. GBCF. The sole shareholder of IVA Ltd. IX, IVA Ltd. X, and IVA Ltd. GBCF is Holdings, which is managed by a five (5) person Board of Managers.

(b)

Schedule I hereto, with respect to Parent, Schedule II hereto, with respect to Purchaser, Schedule III hereto, with respect to E2open, and Schedule IV hereto, with respect to Holdings, sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 22, 2019, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

The address of the principal business and principal office of Parent, Purchaser, and E2open is 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759. The address of the principal business and principal office of the Insight IX Funds, the Insight X Funds, the Insight GBCF Funds, IVA IX, IVA X, IVA GBCF, IVA Ltd. IX, IVP Ltd. X, IVP Ltd. GBCF, and Holdings is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal business address of each Scheduled Person.

(c)

The principal business of each of the Insight IX Funds, the Insight X Funds, and the Insight GBCF Funds is making venture capital, private equity and related investments. The principal business of IVA IX, IVA X, and IVA GBCF is acting as the general partner of the Insight IX Funds, the Insight X Funds, and the Insight GBCF Funds, respectively. The principal business of IVA Ltd. IX, IVA Ltd X, and IVA Ltd. GBCF is acting as the general partner of IVA IX, IVA X, and IVA GBCF, respectively, and other affiliated entities. The principal business of Holdings is acting as the shareholder of IVA Ltd. IX, IVA Ltd. X, IVA Ltd. GBCF, and other affiliated entities. Purchaser is a newly formed entity organized by E2open for the purpose of acquiring all of the issued and outstanding shares of the Common Stock and consummating the transactions contemplated by the Merger Agreement (defined below in Item 4). Purchaser is a wholly-owned subsidiary of E2open. E2open is a wholly owned subsidiary of E2open Intermediate. E2open Intermediate is a wholly-owned subsidiary of Parent. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

Parent, Purchaser, E2open, IVP IX Delaware, IVP X Delaware, IVP GBCF Delaware and Holdings are organized under the laws of the State of Delaware. IVP IX, IVP IX Co-Invest, IVP IX Cayman, IVP X, IVP X Cayman, IVP X Co-Invest, IVP GBCF, IVP GBCF B, IVP GBCF Cayman, IVA IX, IVA X, IVA GBCF, IVA Ltd. IX, IVA Ltd. X, and IVA Ltd GBCF are organized under the laws of the Cayman Islands. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the citizenship of each Scheduled Person.

Item 3.	Sources and Amount of Funds or Other Consideration

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the transactions contemplated by the Merger Agreement (the “Transactions”) will be funded by debt financing. Equity financing is also available in the form of cash to be contributed to Parent by (i) the Insight IX Funds, the Insight X Funds, and the Insight GBC Funds and (ii) Elliot International, L.P. and Elliot Associates, L.P.”).

As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into six (6) Tender and Support Agreements (as defined below) with each of (i) Altai Capital Management, LLC (“Altai”), (ii) James Preuninger, (iii) Rudy Howard, (iv) Barry Williams, (v) Pamela Craven and (vi) Ralph Faison (clauses (i) through (vi) collectively, the “Supporting Stockholders”). Pursuant to the Tender and Support Agreements, each Supporting Stockholder has agreed, among other things, to tender, and not withdraw, the Subject Shares (as defined below). None of the Reporting Persons or Amber Road paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreements.

Item 4.	Purpose of Transaction.

Merger Agreement and Tender Offer

On May 12, 2019, Parent, Purchaser, and solely for purposes of Section 9.17 thereof, E2open entered into an Agreement and Plan of Merger with Amber Road, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 13, 2019, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Merger Agreement”). Under the Merger Agreement, among other things, Purchaser will commence a tender offer (the “Offer”) to purchase all of the Common Stock, at a price per share of $13.05 in cash, without interest, and subject to withholding of applicable taxes (the “Offer Price”). Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into Amber Road (the “Merger”), and Amber Road will survive the Merger as a direct wholly-owned subsidiary of E2open and indirect wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger.

Tender and Support Agreements

In connection with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements, dated as of May 12, 2019 (the “Tender and Support Agreements”), with the Supporting Stockholders. Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding shares of Common Stock beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain limited exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreements will automatically terminate upon certain circumstances, including upon termination of the Merger Agreement.

Based upon the Tender and Support Agreements as of May 12, 2019, the Subject Shares included: (i) 2,464,916 Shares of Common Stock beneficially owned by Altai Capital Management, LLC, (ii) 3,256,129 Shares of Common Stock beneficially owned by James Preuninger, (iii) 149,733 Shares of Common Stock beneficially owned by Rudy Howard, (iv) 90,170 Shares of Common Stick beneficially owned by Barry Williams (v) 79,573 Shares of Common Stock beneficially owned by Pamela Craven, and (vi) 28,690 Shares of Common Stock beneficially owned by Ralph Faison.

The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Tender and Support Agreements by Parent and Purchaser.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on May 13, 2019, and is incorporated by reference in its entirety as Exhibit 99.2. The Tender Support Agreements are each attached hereto as Exhibits 99.3, 99.4, 99.5, 99.6, 99.7, and 99.8 to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for Parent, through Purchaser, to acquire all of the outstanding common shares in Amber Road . Parent required that the Supporting Stockholders agree to enter into the Tender and Support Agreements to induce Parent and Purchaser to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Upon consummation of the Merger, Amber Road will become an indirect wholly-owned subsidiary of Parent, the Common Stock will cease to be freely traded or listed, the Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended, and Parent will control the board of directors of Amber Road and will make such other changes in the charter, bylaws, capitalization, management and business of Amber Road as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth in this Statement or as contemplated by the Merger Agreement or the Tender and Support Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer.

(a)

Collectively, the Supporting Stockholders beneficially own 6,069,211 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Exchange Act, therefore may, by reason of the execution and delivery of the Tender and Support Agreements, be deemed to share beneficial ownership of 6,069,211 shares of Common Stock, which would represent 21.3% of the Common Stock, issued and outstanding as of May 10, 2019 as disclosed in the Merger Agreement. The Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any Scheduled Person.

(b)

The Reporting Persons, by reason of the execution and delivery of the Tender and Support Agreements, may be deemed to have shared dispositive power with the Supporting Stockholders with respect to 6,069,211 shares of Common Stock, representing approximately 21.3% of the Common Stock, issued and outstanding as of May 10, 2019, as disclosed in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of Amber Road as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Tender and Support Agreements.

(c)	Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days, there were no transactions in the Common Stock effected by the Reporting Persons.

(d)

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above (or any Scheduled Person) or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated May 22, 2019, by and between the Reporting Persons.

Exhibit 99.2	Agreement and Plan of Merger, dated May 12, 2019, by and among Parent, Purchaser, Amber Road, and solely for purposes of Section 9.17 thereof, E2open (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 13, 2019).

Exhibit 99.3	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Altai.

Exhibit 99.4	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and James Preuninger.

Exhibit 99.5	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Rudy Howard.

Exhibit 99.6	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Barry Williams.

Exhibit 99.7	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Pamela Craven.

Exhibit 99.8	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Ralph Faison.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EAGLE PARENT HOLDINGS, LLC

Dated: May 22, 2019	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Secretary

Dated: May 22, 2019	CHICAGO MERGER SUB, INC.

	By:	/s/ Laura Fese
Name: Laura Fese
Title: Secretary

Dated: May 22, 2019	E2OPEN, LLC.

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: May 22, 2019	E2OPEN INTERMEDIATE, LLC

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS X, L.P. By: Insight Venture Associates X, L.P. Its: General Partner By: Insight Venture Associates X, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P. By: Insight Venture Associates X, L.P. Its: General Partner By: Insight Venture Associates X, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P. By: Insight Venture Associates X, L.P. Its: General Partner By: Insight Venture Associates X, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P. By: Insight Venture Associates X, L.P. Its: General Partner By: Insight Venture Associates X, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE ASSOCIATES IX, L.P. By: Insight Venture Associates IX, Ltd. Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE ASSOCIATES X, L.P.

By: Insight Venture Associates X, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT
COINVESTMENT, L.P.

By: Insight Venture Associates Growth-Buyout
Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE ASSOCIATES IX, LTD.

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE ASSOCIATES X, LTD.

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: May 22, 2019	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT
COINVESTMENT, LTD.

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: May 22, 2019	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Secretary

SCHEDULE I

Name and Position of Officer/Manager	Principal Business Address	Principal Occupation or Employment	Citizenship
Insight Venture Partners IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners IX (Co-Investors), L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners (Cayman) IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners (Delaware) IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Associates IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Insight Venture Associates Growth-Buyout Coinvestment, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA

Adam Berger, Director, Chairman	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ryan Hinkle, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ross Devor, Director, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Betsy Atkins, Director	10 Edgewater Drive Penthouse F Apartment 10a Coral Gables, FL 33133	Found and Chief Executive Officer of Baja Corp.	USA

Isaac Kim, Director	2420 Sand Hill Road Suite 300 Menlo Park, CA 94025	Managing Director of Evergreen Coast Capital	USA

Michael Farlekas, Director, Chief Executive Officer	9600 Great Hills Trail, Suite 300E Austin, TX 78759	Chief Executive Officer of E2open, LLC	USA

Mark Lessing, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA

Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

SCHEDULE II

Chicago Merger Sub, Inc..

Name and Position of Officer/Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jarett Janik, Director, President and Treasurer	9600 Great Hills Trail Suite 300E Austin, Texas 78759	Chief Financial Officer at E2open, LLC	USA

Laura Fese, Director, Vice President and Secretary	9600 Great Hills Trail Suite 300E Austin, Texas 78759	Secretary and General Counsel at E2open, LLC	USA

SCHEDULE III

E2open, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Farlekas President and Chief Executive Officer	9600 Great Hills Trail, Suite 300E Austin, Texas 78759	Chief Executive Officer of E2open, LLC	USA

Adam Berger Chairman	9600 Great Hills Trail, Suite 300E Austin, Texas 78759	Chairman of E2open, LLC	USA

Ross Devor, Vice President	9600 Great Hills Trail, Suite 300E Austin, Texas 78759	Vice President of E2open, LLC	USA

Laura Fese, Secretary and General Counsel	9600 Great Hills Trail, Suite 300E Austin, Texas 78759	Secretary and General Counsel at E2open, LLC	USA

Jarett Janik, Chief Financial Officer	9600 Great Hills Trail, Suite 300E Austin, Texas 78759	Chief Financial Officer of E2open, LLC	USA

SCHEDULE IV

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Peter Sobiloff, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA